UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y0017S 10 2
(CUSIP Number)

Peter C. Georgiopoulos
c/o Aegean Marine Petroleum Network Inc.
299 Park Avenue
New York, New York 10171
(212) 763-5637

with a copy to

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attn: Gary J. Wolfe
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
________
*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0017S 10 2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,795,250

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

4,795,250

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,795,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y0017S 10 2

Explanatory Note:

The purpose of this Amendment No. 2 to Schedule 13D is to report the entry into by the Reporting Person of a demand promissory note and security agreement secured by, among other things, 4,205,250 shares of the Issuer.

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 10 Akti Kondili, Piraeus, Athens J3 185 45, Greece.

Item 2.	Identity and Background.

(a)	Peter C. Georgiopoulos.

(b)	The business address of the Reporting Person is Aegean Marine Petroleum Network Inc., 299 Park Avenue, New York, New York 10171.

(c)	The Reporting Person is the Chairman of the Board and a director of the Issuer.

(d)	The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person was a member of AMPNInvest LLC ("AMPNInvest"), a Marshall Islands limited liability company formed, among others, for the purpose of acquisition, ownership and ultimate disposition of securities of the Issuer.  Effective as of August 13, 2007, AMPNInvest was dissolved and the Reporting Person received 4,205,250 shares of Common Stock on August 21, 2007.

Pursuant to a Restricted Share Award Agreement, dated as of March 19, 2008, between the Issuer and the Reporting Person, a form of which is attached hereto as Exhibit 1, 30,000 shares of Common Stock, that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in that agreement, were granted to the Reporting Person under the Issuer's Amended and Restated 2006 Equity Incentive Plan (the "Plan").  No cash or other consideration was paid in connection with this acquisition of these shares.

Pursuant to a Restricted Share Award Agreement, dated as of January 27, 2009, between the Issuer and the Reporting Person, a form of which is attached hereto as Exhibit 1, 30,000 shares of Common Stock, that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in that agreement, were granted to the Reporting Person under the Plan.  No cash or other consideration was paid in connection with this acquisition of these shares.

Pursuant to a Restricted Share Award Agreement, dated as of December 16, 2009, between the Issuer and the Reporting Person, a form of which is attached hereto as Exhibit 1, 30,000 shares of Common Stock, that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in that agreement, were granted to the Reporting Person under the Plan.  No cash or other consideration was paid in connection with this acquisition of these shares.

Pursuant to a stock purchase agreement (the "Stock Purchase Agreement") between the Reporting Person and Leveret International Inc. ("Leveret"), dated May 17, 2010, the Reporting Person purchased from Leveret 400,000 shares of Common Stock for an aggregate purchase price of $9,872,000.  Leveret is controlled by the Company's founder and Head of Corporate Development, Dimitris Melisanidis.  All of the funds used to purchase these shares were borrowed from Leveret and are repayable on demand pursuant to the terms and subject the conditions of the demand promissory note between the Reporting Person and Leveret, dated May 21, 2010 (the "Demand Promissory Note"), which is attached hereto as Exhibit 2 together with the Stock Purchase Agreement.  The Reporting Person has agreed to transfer the 400,000 shares to Leveret in respect of such borrowing.

Pursuant to a Restricted Share Award Agreement, dated as of January 5, 2011, (that was executed on March 23, 2011 pursuant to its terms) between the Issuer and the Reporting Person, a form of which is attached hereto as Exhibit 1, 100,000 shares of Common Stock, that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in that agreement, were granted to the Reporting Person under the Plan.  No cash or other consideration was paid in connection with this acquisition of these shares.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired his shares of Common Stock of the Issuer for investment purposes. The Reporting Person evaluates his investment in the shares of Common Stock of the Issuer on a continual basis.

The Reporting Person serves as Chairman of the Board and a director of the Issuer.  As a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,795,250 shares of Common Stock, which represents approximately 10.3% of 46,746,920 shares of Common Stock outstanding as of June 30, 2011, as reported in the Issuer's report on Form 6-K filed with the Securities and Exchange Commission (the "Commission") on August 10, 2011.

(b)
The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of 4,795,250 shares of Common Stock and the shared power to vote or to direct the vote of and to dispose of or direct the disposition of 0 shares of Common Stock.

(c)
Other than as set forth in Item 6., the Reporting Person has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.  Other than as described herein, there have been no other transactions in the shares of Common Stock since the prior Schedule 13D/amendment that was filed with the Commission on May 16, 2008.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 13, 2006, AMPNInvest entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement") pursuant to which the Reporting Person, as a transferee of AMPNInvest, has the right to make up to three demands that the Issuer registers 4,205,250 shares of Common Stock.  In addition, the Reporting Person will have the ability to exercise certain piggyback registration rights.  The Issuer will bear the expenses relating to such registrations.

Pursuant to the Stock Purchase Agreement, the Reporting Person agreed to purchase from Leveret 400,000 shares of Common Stock for an aggregate purchase price of $9,872,000.  This transaction was contingent upon the closing of the public offering by Leveret of 4,000,000 shares of Common Stock through Jefferies & Company, Inc., as underwriter which closed on May 21, 2010.  All of the funds used by the Reporting Person to purchase these shares were borrowed from Leveret and are repayable on demand pursuant to the Demand Promissory Note.  The Reporting Person has agreed to transfer the 400,000 shares to Leveret in respect of such borrowing.

The Reporting Person has entered into a loan agreement with Leveret.  The loan is secured by, among other things, 4,205,250 common shares of the Issuer held by the Reporting Person.  Under the terms of the demand promissory note and security agreement, the Reporting Person may not trade or otherwise dispose of the collateral without the lender's consent.  The demand promissory note and security agreement also contains standard default provisions, the occurrence of which could result in the transfer of voting power and power of disposition over the pledged common shares to Leveret.  The demand promissory note and security agreement is attached hereto as Exhibit 3.

Other than as disclosed in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

No.	Exhibit

1.	Form of Restricted Share Award Agreement by and among Aegean Marine Petroleum Network Inc. and Peter C. Georgiopoulos.

2.
Demand Promissory Note by and among Leveret International Inc. and Peter C. Georgiopoulos, dated as of May 21, 2010 and Stock Purchase Agreement by and among Leveret International Inc. and Peter C. Georgiopoulos, dated as of May 17, 2010.

3	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2011
(Date)

/s/ Peter C. Georgiopoulos
(Signature)

PETER C. GEORGIOPOULOS
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

RESTRICTED SHARE AWARD AGREEMENT

RESTRICTED SHARE AWARD AGREEMENT UNDER THE AEGEAN MARINE PETROLEUM NETWORK INC. AMENDED AND RESTATED ____ EQUITY INCENTIVE PLAN, dated as of _______________ (the "Grant Date"), between Aegean Marine Petroleum Network Inc. (the "Company") and Peter C. Georgiopoulos (the "Grantee").

This Restricted Share Award Agreement (this "Award Agreement") sets forth the terms and conditions of an award (the "Award") of _______ shares of the Company's common stock, $0.01 par value (the "Shares"), that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified herein (the "Restricted Shares") and that are granted to the Grantee under the Company's Amended and Restated 2006 Equity Incentive Plan (the "Plan").

THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN AND THIS AWARD AGREEMENT.  BY SIGNING YOUR NAME BELOW, YOU WILL HAVE CONFIRMED YOUR ACCEPTANCE OF THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT.

SECTION 1.  Definitions.  Capitalized terms used in this Award Agreement that are not defined in this Award Agreement have the meanings as used or defined in the Plan.

SECTION 2.  The Plan.  This Award is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan.  The grant and terms of this Award are subject to the provisions of the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Administrator in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (a) rights and obligations with respect to withholding taxes, (b) the registration, qualification or listing of the Company's shares, (c) capital or other changes of the Company and (d) other requirements of applicable law.  The Administrator shall have the authority to interpret and construe this Award pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

SECTION 3.  Vesting and Delivery.  (a)  Vesting.  The Restricted Shares shall become vested, and the transfer restrictions set forth in Sections 3(b) and 6 of this Award Agreement shall lapse, with respect to all of the Shares covered by this Award on the third anniversary of the Grant Date, conditioned upon the Grantee's continued service as a director (a "Director") of the Company from the date of this Award Agreement through the vesting date.

(b)  Delivery of Shares.  On or following the date of this Award Agreement, the Company shall issue, either in certificated or book entry form, Restricted Shares which shall be registered in the Grantee's name, and the Grantee shall deliver an executed copy of this Award Agreement to the Company in accordance with Section 13 below.  The Company shall hold any such Restricted Shares issued in certificated form in escrow or shall require that the Grantee deposit such Restricted Shares, together with a stock power endorsed in blank, with the Company or such other custodian as may be designated by the Administrator or the Company, including a transfer agent, and shall be held by the Company or other custodian, as applicable, until such time, if any, as the Grantee's rights with respect to such Restricted Shares become vested, and, upon the vesting of the Grantee's rights with respect to any such Restricted Shares issued in certificated form, the Company or other custodian, as applicable, will deliver such certificates to the Grantee or the Grantee's legal representative, and the Restricted Shares shall upon vesting become ordinary Shares and cease to be subject to the restrictions of Section 6 of this Award Agreement and Section 2.6 of the Plan.  The Restricted Shares granted hereunder are deemed to be fully paid and non-assessable and no payment shall be required from the Grantee, and any required payment under the terms of the Plan is hereby deemed satisfied and waived by the Company, with respect to such Shares.

SECTION 4.  Forfeiture of Restricted Shares.  If the Grantee's rights with respect to any Restricted Shares or Retained Distributions (as defined below) awarded to the Grantee pursuant to this Award Agreement have not become vested prior to the date on which the Grantee, for any reason, ceases to serve as a Director, the Grantee's rights with respect to such Restricted Shares or Retained Distributions shall immediately terminate, and the Grantee will be entitled to no further payments or benefits with respect thereto.

SECTION 5.  Voting Rights; Dividend Equivalents.  Until the forfeiture of any Restricted Shares pursuant to Section 4 above and subject to the terms of the Plan and this Award Agreement (including Sections 3 and 6 hereof), the Grantee shall have the right to vote such Restricted Shares, to receive and retain all regular cash dividends paid on such Restricted Shares and to exercise all other rights, powers and privileges of a holder of Shares with respect to such Restricted Shares; provided that the Company will retain custody of all distributions other than regular cash dividends ("Retained Distributions") made or declared with respect to the Restricted Shares (and such Retained Distributions will be subject to the same restrictions, terms and conditions as are applicable to the Restricted Shares) until such time, if ever, as the Restricted Shares with respect to which such Retained Distributions have been made, paid or declared have become vested, and such Retained Distributions shall not bear interest or be segregated in a separate account.

SECTION 6.  Non-Transferability of Restricted Shares and Retained Distributions.  Unless otherwise provided by the Administrator in its discretion, Restricted Shares and Retained Distributions may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the time such Shares and distributions become vested.  Any purported sale, assignment, transfer, pledge or other encumbrance or disposition of Restricted Shares or Retained Distributions in violation of the provisions of this Section 6 and Sections 2.6 and 3.3 of the Plan shall be void.

SECTION 7.  Taxes. The delivery of Shares pursuant to Section 3(b) above is conditioned on satisfaction of any applicable withholding taxes in accordance with Section 3.4 of the Plan and this Award is in all respects subject to the provisions of Section 3.4 of the Plan.  Notwithstanding anything to the contrary contained in the Plan or this Award Agreement, to the extent the Administrator determines that the Plan or this Award is subject to Section 409A or Section 457A of the Code and fails to comply with the requirements of Section 409A or Section 457A of the Code, the Administrator reserves the right to amend or terminate the Plan and/or amend, restructure, terminate or replace this Award in order to cause this Award to either not be subject to Section 409A or Section 457A of the Code or to comply with the applicable provisions of such section.

SECTION 8.  Consents, Stop Transfer Orders and Legends.  (a)  Consents.  The Grantee's rights in respect of the Restricted Shares are conditioned on the receipt to the full satisfaction of the Administrator of (i) any required consents that the Administrator may determine to be necessary or advisable (including, without limitation, the Grantee's consenting to the Company's supplying to any third-party recordkeeper of the Plan such personal information as the Administrator deems advisable to administer the Plan), (ii) the Grantee's making or entering into such written representations, warranties and agreements in connection with the acquisition of any Shares pursuant to this Award as the Administrator may request in order to comply with applicable securities laws or this Award (including, without limitation, the Grantee's representing in writing to the Company (A) that it is the Grantee's intention to acquire the Shares under this Award Agreement for investment and not with a view to the distribution thereof, (B) that the Grantee shall comply with such restrictions on the subsequent transfer of such Shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof and (C) the Grantee's acknowledgment that all Share certificates delivered under this Award Agreement shall be subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, this Award Agreement or the rules, regulations and other requirements of the SEC, any stock exchange upon which such Shares are listed, and any applicable securities or other laws, and that certificates representing Shares may contain a legend to reflect any such restrictions) and (iii) a stock power endorsed by the Grantee in blank in accordance with Section 3(b).

(b)  Stop Transfer Orders and Legends.  The Company may affix to certificates for Shares issued pursuant to this Award Agreement any legend that the Administrator determines to be necessary or advisable (including to reflect any restrictions to which the Grantee may be subject under any applicable securities laws and/or with respect to nontransferability pursuant to this Award Agreement).  The Company may advise the transfer agent to place a stop order against any legended Shares.

SECTION 9.  Changes in Capital Structure/Other Significant Events.  This Award may be subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in Section 1.5 of the Plan.  Upon a Change in Control, all Shares awarded under this Award Agreement shall immediately vest in full and the transfer restrictions set forth in Section 3(b) and 6 of this Award Agreement shall thereupon lapse.

SECTION 10.  Governing Law.  The Plan and this Award Agreement will be construed and administered in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws.

SECTION 11.  Headings.  Headings contained herein are for the purpose of convenience only and shall not be deemed in any way material or relevant to the construction or interpretation of this Award Agreement.

SECTION 12.  Amendment and Termination of the Plan/Award.  The Plan and/or this Award may be amended, cancelled or terminated in accordance with the terms of Section 3.1 of the Plan.  No amendment to the Plan or this Award shall materially impair any rights or materially increase any obligations under this Award without the consent of the Grantee.  The Administrator, in its sole discretion, may, in accordance with the terms of the Plan, accelerate the vesting of all or any portion of the Restricted Shares at such time and under such circumstances as the Administrator deems appropriate.

SECTION 13.  Counterparts.  This Award shall expire if this Award Agreement is not signed by the Grantee and returned to the Company within 120 days of the date of this Award Agreement.  This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Facsimile or .pdf signatures will be deemed valid and binding to the same extent as original signatures.

[Signature Page Follows]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AWARD AGREEMENT AS OF THE DATE FIRST WRITTEN ABOVE.

AEGEAN MARINE PETROLEUM NETWORK INC.

By:
Name:
Title:

GRANTEE

/s/

Exhibit 2

DEMAND PROMISSORY NOTE

U.S.S 9,872,000	May 21, 2010
New York, New York

FOR VALUE RECEIVED, the PETER C. GEORGIOPOULOS (the -Payor-), hereby promises to pay, at any time after May 20, 2011, to Leveret International Inc., a Liberian corporation (the "Payee-) or its order, or any of its successors and permitted assigns, within five days of demand by Payee, the principal sum of Nine Million Eight Hundred Seventy-Two Thousand United States Dollars (U.S.S 9,872,000), in lawful money of the United States of America.

Payments due hereunder are to be made by wire transfer to such bank account of the Payee as the Payee may from time to time designate, in lawful money of the United States of America.

Should the indebtedness represented by this Note or any part thereof be collected by action at law, or in bankruptcy, receivership or other court proceedings, or should this Note be placed in the hands of attorneys for collection after default the Payee agrees to pay, in addition to principal due and payable hereon, court costs and reasonable attorneys' fees and other collection charges, unless prohibited by law.

THIS NOTE AND ALL RIGHTS, OBLIGATIONS AND LIABILITIES ARISING HEREUNDER SHALL BE DEEMED TO HAVE BEEN MADE UNDER AND SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK AS TO ALL MATTERS OF CONSTRUCTION, VALIDITY, EFFECT AND PERFORMANCE WITHOUT REFERENCE TO CONFLICTS OF LAW PRINCIPLES. ANY LEGAL ACTION OR PROCEEDING IN CONNECTION WITH THIS NOTE MAY BE BROUGHT IN THE STATE AND FEDERAL COURTS LOCATED IN THE BOROUGH OF MANHATTAN, CITY, COUNTY AND STATE OF NEW YORK, AND THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR THE PURPOSE OF ANY SUCH ACTION OR PROCEEDING.

IT IS MUTUALLY AGREED BY AND BETWEEN THE PAYOR AND, BY ITS ACCEPTANCE HEREOF, THE PAYEE, THAT EACH OF THEM HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THEM AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS NOTE.

IN WITNESS WHEREOF, the Payor has executed and delivered this Note on the date and year first above written.

/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of May 17, 2010, is made and entered into by and between Leveret International Inc., a Liberian corporation (-Leveret"), and Peter C. Georgiopoulos (the -Buyer-).

WHEREAS, Leveret desires to sell 400,000 shares (the -Shares-) of the common stock, par value 50.01 per share, of Aegean Marine Petroleum Network Inc. ("Common Stock-), to the Buyer and the Buyer desires by buy the Shares, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.1.           Sale of Shares. Upon the terms and subject to the conditions of this Agreement, Leveret shall transfer, assign, set over and deliver to the Buyer, and the Buyer shall purchase from Leveret, all of Leveret's right, title and interest in and to the Shares, free and clear of any Liens (as defined below).

1.2.           Purchase Price. The purchase price for the Shares shall be in an amount equal to U.S.$9,872,000 (the "Purchase Price"), or U.S.$24.68 per Share.

1.3.           Payments and Delivery of Shares. The Buyer shall deliver to Leveret the Purchase Price and Leveret shall transfer, assign and set over to the Buyer all of its right, title and interest in and to the Shares and shall deliver to the Buyer the certificates for the Shares, duly endorsed or accompanied by stock transfer power duly executed by Leveret. The time and date of such delivery and payment shall be 10:00 a.m., New York City time, on May 21, 2010 or such other time and date as the Buyer and Leveret may agree upon in writing.

ARTICLE II

REPRESENTATIONS,. WARRANTIES AND AGREEMENTS OF LEVERET

Leveret hereby represents and warrants to, and agrees with, the Buyer, as of the date hereof, as follows:

2.1           Capacity; Authority; Validity. Leveret has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by Leveret hereunder; this Agreement and the consummation by Leveret of the transactions contemplated hereby has been duly and validly authorized by all necessary action of Leveret; this Agreement has been duly executed and delivered by Leveret; and assuming the due execution and delivery of this Agreement by the Buyer, this Agreement constitutes the legal, valid and binding obligation of Leveret enforceable against Leveret in accordance with its terms.

2.2           Title to Shares. Leveret is the sole owner of, and has good, valid and marketable title to, the Shares, free and clear of any lien, pledge, claim, security interest, encumbrance or charge of any kind (together, "Lien"). Other than as contemplated by this Agreement, Leveret has not sold, assigned, or otherwise transferred all or any portion of its right, title and interest in and to the Shares, or created, incurred, assumed or permitted to exist any Lien on the Shares.

2..3No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by Leveret, nor the consummation of the transactions contemplated hereby by Leveret, will violate any judgment, order, writ, decree, law, rule or regulation or agreement applicable to Leveret or create any Lien over the Shares.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF BUYER

The Buyer hereby represents and warrants to, and agrees with, Leveret, as of the date hereof, as follows:

3..1           No Registration. The Buyer understands that the Shares have not been registered under the Securities Act, are being sold in a transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and that the Shares may not be re-offered or resold except as permitted in the following sentence. The Buyer agrees that he will resell the Shares only (A) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (B) pursuant to an exemption from registration provided by Rule 144 under the Securities Act or another available exception from registration, or (C) pursuant to an effective registration statement under the Securities Act, and the Buyer further agrees to provide to any person purchasing any of the Shares from him a notice advising such purchaser that resales of the Shares are restricted as stated herein. The Buyer understands that any certificates for the Shares shall carry a restrictive legend to such effect.

3.2            Resale. The Buyer understands that, on any proposed resale of the Shares, he may be required to furnish the Company such certification, legal opinions and other information as the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions.

ARTICLE IV

MISCELLANEOUS

4.1            Assignment. This Agreement shall not be assigned by Leveret without the Buyer's prior written consent.

4.2            Concurrent Offering. The purchase and sale of the Shares contemplated hereby is contingent on the closing of the public offering by Leveret of 4,000,000 shares of Common Stock through Jefferies & Company, Inc., as underwriters.

4.3            Entire Agreement. This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.

4.4            Amendments and Waivers. This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.

2

4.5            Captions; Counterparts, Execution. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.6            Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.

IN WITNESS WHEREOF, the Buyer and Leveret have caused this Agreement to be duly executed as of the date first above written.

/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

LEVERET INTERNATIONAL INC.

By:
Name: Title:

3

Exhibit 3

$20,457,000	August 10, 2011
New York, New York

DEMAND PROMISSORY NOTE AND SECURITY AGREEMENT

For value received, and on the terms and subject to the conditions set forth herein, Peter C. Georgiopoulos, an individual residing at 47 Charles Street, New York, NY 10014 (the "Borrower"), hereby promises to pay at any time after December 31, 2011 to Leveret International Inc. (the "Lender" or "Leveret") or its order, or any of its successors and permitted assigns, within five days of demand by the Lender (such date, the "Termination Date"), the unpaid principal amount of the loan (the "Loan") made by the Lender to the Borrower hereunder, as evidenced hereby, which loan will be made in one or more installments in an aggregate principal amount of up to Twenty Million Four Hundred Fifty-Seven Thousand United States dollars ($20,457,000).  The Borrower hereby promises to pay interest on the unpaid principal amount of the Loan on the dates and at the rate provided for herein.

Section 1.  Certain Terms Defined. The following terms for all purposes of this Demand Promissory Note and Security Agreement (this "Note") shall have the respective meanings specified below.  Terms used but not defined herein that are defined in the Uniform Commercial Code in effect in the State of New York shall have the meanings specified therein.

"Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York or Athens, Greece are authorized by law to close.

"Morgan Stanley-Leveret Loan" means the loan made in one or more installments from Morgan Stanley & Co. Incorporated or any of its affiliates, as lender, to Leveret, as borrower, in the aggregate amount of approximately $17,455,000, which loan will be used to partially fund the loan made from the Lender to the Borrower hereunder.

"Securities Account" means the securities account numbered 004G73321 created and maintained by Morgan Stanley & Co. LLC for and on behalf of the Borrower, and any account in replacement or substitution thereof.

Section 2.  Maturity Of the Loan.  The Loan shall mature, and the principal amount of the Loan funded hereunder shall become immediately due and payable (together with accrued but unpaid interest thereon), on the Termination Date (or if any such day is not a Business Day, then on the next succeeding Business Day).

Section 3.  Interest Payments.  The unpaid principal amount of the Loan shall bear interest, for each day from the date hereof until it becomes due, at a rate per annum equal to interest rate payable by Leveret for the relevant time period under the Morgan Stanley-Leveret Loan.  Such interest shall be due and payable on the Termination Date (or if any such day is not a Business Day, then on the next succeeding Business Day).

Any overdue principal of or interest on the Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the lesser of (i) the maximum interest rate permitted by applicable law and (ii) the interest rate otherwise in effect plus three (3) percent.

Interest shall be computed on the basis of a year of 365 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

Section 4.  Optional Prepayments.  The Borrower may prepay the Loan in whole or in part at any time without penalty by paying the principal amount to be prepaid together with interest accrued thereon to the date of such prepayment.

Section 5.  General Provisions As To Payments.  All payments of principal of and interest on the Loan by the Borrower hereunder shall be made not later than 12:00 Noon (New York City time) on the date when due by cashier's check or by wire transfer of immediately available funds to the Lender's account at a bank in the United States specified by the Lender in writing to the Borrower without reduction by reason of any set-off or counterclaim.

Section 6.  Representations and Warranties of the Borrower.  The Borrower represents and warrants to the Lender that:

a.	it has full power and authority to enter into and perform its obligations under this Note;

b.	this Note constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms;

c.	this Note does not violate any law, court order or material agreement by which the Borrower is bound;

d.	the Borrower's performance under this Note is not threatened by any pending or threatened litigation;

e.
no part of the proceeds of the Loan will be used for the purpose of buying or carrying "margin stock," within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States of America; and

f.
it has good and marketable title to all of the Collateral, subject to no pledge, lien, mortgage, hypothecation, security interest, charge, option or other encumbrance whatsoever, other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender.

Section 7.  Affirmative Covenants.  The Borrower agrees that until all of the Borrower's obligations hereunder have been paid and performed in full, the Borrower shall:

a.	comply with all applicable laws, rules, regulations and orders applicable to the Borrower;

b.	maintain appropriate books and accounts; and

c.	pay all applicable taxes as they become due.

Section 8.  Negative Covenants.  The Borrower agrees that until all of the Borrower's obligations hereunder have been paid and performed in full, the Borrower shall not, without the prior written approval of the Lender:

a.	transfer Collateral out of the Securities Account, trade or otherwise dispose of any Collateral;

b.
create, assume or permit to exist any mortgage, charge, encumbrance, pledge, lien or other security interest on any Collateral (other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender);

c.	enter into any agreement in which the terms of such agreement would restrict or impair the right or ability of the Borrower to perform its obligations under this Note; or

d.	enter into any agreement to do any of the foregoing.

Section 9.  Events Of Default.  Each of the following events shall constitute an "Event of Default":

a.	the principal of the Loan shall not be paid when due;

b.	any interest on the Loan shall not be paid when due;

c.
other than in respect of the events specified in a. and b. above, the Borrower defaults in the due and punctual observance or performance of any covenant, condition or agreement contained in this Note or any other agreement executed in connection herewith and such default is not cured within five (5) Business Days after notice from the Lender;

d.
a court shall enter a decree or order for relief in respect of the Borrower in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days; or

e.
the Borrower shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, consent to the appointment of a receiver (or similar official) in respect of the finances of the borrower or for a substantial part of the property of the Borrower, or the Borrower shall make any general assignment for the benefit of creditors.

If an Event of Default described in (d) or (e) above shall occur, the unpaid principal and accrued interest on the Loan shall become immediately due and payable without any declaration or other act on the part of the Lender.  Immediately upon the occurrence of any Event of Default described in (d) or (e) above, or upon failure to pay this Note on the Termination Date, the Lender, without any notice to the Borrower, which notice is expressly waived by the Borrower, may proceed to protect, enforce, exercise and pursue any and all rights and remedies available to the Lender under this Note and any other agreement or instrument, and any and all rights and remedies available to the Lender at law or in equity.

If any Event of Default described in clauses (a) through (c) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender may by notice to the Borrower declare all or any portion of the unpaid principal amount of and accrued interest on the Loan to be due and payable, whereupon the full unpaid amount of and accrued interest on the Loan which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment.

Section 10.  Collateral.  To secure all obligations of the Borrower in connection with the Loan, the Borrower hereby pledges and grants to the Lender and its successors and assigns a security interest in all of its right title and interest in the following property (the "Collateral"):

a.	the securities listed on Schedule A hereto (the "Pledged Shares");

b.
the Securities Account and all property held therein or credited thereto, including, without limitation, the Pledged Shares and any and all other Securities, Financial Assets, Investment Property, Security Entitlements, Instruments, or funds or cash with respect to the Pledged Shares or any other property, in each case as credited to the Securities Account;

c.	all rights accompanying the Collateral (including, without limitation, voting rights); and

d.
all Proceeds of any of the Collateral and all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing and all payments on or under and all proceeds of every kind and nature whatsoever in respect of any or all of the foregoing including all proceeds of the conversion, voluntary or involuntary, into cash or other liquid property, all cash proceeds, accounts, notes, drafts, checks, deposit accounts, insurance proceeds, rights to payment of any and every kind and other forms of obligations, instruments and other property which at any time constitute all or part of or are included in the proceeds of any of the foregoing and any substitutions or replacements therefor.

Prior to the occurrence an Event of Default, the Borrower shall have the right to exercise any voting rights in respect of the Pledged Shares.  Upon the occurrence and during the continuance of an Event of Default, the Lender shall have the exclusive right to exercise any voting rights in respect of the Pledged Shares.

This Note constitutes a security agreement for purposes of the Uniform Commercial Code in all relevant jurisdictions. Upon an Event of Default, the Lender shall have all the rights and remedies of a secured party provided in the Uniform Commercial Code in force in New York.  The Collateral is granted as security only and shall not subject the Lender to, or in any way affect or modify, any obligation or liability of the Borrower with respect to any of the Collateral or any transaction in connection therewith.

The Borrower agrees that it will, in such manner and form as the Lender may require, execute, deliver, file and record any financing statement, specific assignment or other paper and take any other action that may be necessary or desirable, or that the Lender may request, in order to create, preserve, perfect or validate any security interest or to enable the Lender to exercise and enforce its rights hereunder with respect to any of the Collateral.

The Borrower hereby irrevocably appoints the Lender his true and lawful attorney, with full power of substitution, in the name of the Borrower, the Lender or otherwise, for the sole use and benefit of the Lender, but at the expense of the Borrower, to the extent permitted by law to exercise, at any time and from time to time after an Event of Default has occurred and while it is continuing, all or any of the powers to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails of all or any of the Collateral, as fully and effectually as if the Lender were the absolute owner of all or any of the Collateral, provided that the Lender shall give the Borrower not less than ten (10) days' prior written notice of the time and place of any sale or other intended disposition of any of the Collateral.

The Lender may, in its commercially reasonable judgment, determine to sell all or any part of the Collateral in a private sale.  The Borrower recognizes that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws, the Lender may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof.  The Borrower acknowledges that any such private sale may be at prices and on terms less favorable to the Lender than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agrees that any such private sale of Collateral subject to the aforesaid prohibitions shall not be deemed not to have been made in a commercially reasonable manner because such sale was effected in such manner and that the Lender shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the respective issuer thereof or obligor thereunder to register such Collateral for public sale.

The Borrower covenants and agrees that in the event that any of the Collateral shall become subject to any lien or security interest (other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender and Permitted Liens), or the lien on and security interest in the Collateral in favor of the Lender created hereunder shall cease to be a perfected security interest in and lien on any of such Collateral except pursuant to a release herein contemplated, the Borrower will promptly take whatever action may be necessary to release such other liens or security interests or to restore the Lender's lien on and security interest in the Collateral as a perfected security interest or lien, as the case may be.  The Borrower acknowledges that money damages would not be a sufficient remedy for the breach of Borrower's covenant in this paragraph and that, in addition to all other remedies that may be available, the Lender shall be entitled to specific performance as a remedy for any such breach.

Section 11.  Further Assurances.  The Borrower hereby agrees that, from time to time upon the written request of the Lender, the Borrower will execute and deliver such further documents and do such other acts and things as the Lender may reasonably request in order fully to effect the purposes of this Note and to protect and preserve the priority and validity of the security interests granted hereunder.

Section 12.  Powers And Remedies Cumulative; Delay Or Omission Not Waiver Of Event Of Default.   No right or remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

No delay or omission of the Lender to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Lender.

Section 13.  Transfers.  Neither the Borrower nor the Lender may transfer or assign this Note nor any right or obligation hereunder to any person or entity without the prior written consent of the other party.  Nothwithstanding the foregoing, the Lender may transfer or assign this Note to any affiliate of the Lender without the prior consent of the Borrower.

Section 14.  Modification.  This Note may be modified only with the written consent of both the Borrower and the Lender.

Section 15.  Expenses.  The Borrower agrees to pay to the Lender (i) all expenses incurred by Leveret in connection with the Morgan Stanley-Leveret Loan and (ii) all out-of-pocket expenses (including reasonable expenses for legal services of every kind) of, or incident to, the enforcement of any of the provisions of this Note.

Section 16.  Indemnification.  The Borrower agrees to indemnify and hold harmless the Lender (and its affiliates, agents, successors and assigns, (an "Indemnified Party")) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by such Indemnified Party as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Borrower herein, except to the extent that such amounts result from the gross negligence or willful misconduct of the Lender.

Section 17.  Miscellaneous.  This Note shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said state.  Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Note.  Each party hereto agrees that any legal action or proceeding against any other party arising out of or relating to this Note may be brought in a New York State court or Federal court of the United States of America sitting in New York City, and each party irrevocably submits to the nonexclusive jurisdiction of any such court.  The parties hereto hereby waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of or any default under this Note, except as specifically provided herein, and assent to extensions of the time of payment, or forbearance or other indulgence without notice.  The Section headings herein are for convenience only and shall not affect the construction hereof.  Any provision of this Note which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or impairing the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.  This Note shall bind the Borrower and his or her heirs, administrators, executors, personal representatives and permitted assigns.  The rights under and benefits of this Note shall inure to the Lender and its successors and assigns.

Section 18.  Satisfaction of Existing $3,000,000 Note.  The loan made from the Lender to the Borrower under the existing Promissory Note, dated July 21, 2011, made by the Borrower payable to the Lender, in the aggregate principal amount of $3,000,000 (the "Existing Note") is hereby terminated and all amounts owing under the Existing Note are recharacterized as amounts owing and secured under this Note, pursuant to the terms hereof.  The Existing Note is terminated and is of no further force or effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed as of the date first written above.

BORROWER
/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

[Signature Page to Demand Promissory Note and Security Agreement]

SCHEDULE A

(Pledged Shares)

a.
the 4,205,250 common shares, par value $0.01 per share (the "Aegean Shares"), of Aegean Marine Petroleum Network Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Aegean Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Aegean Shares;

b.
the 3,876,981 common shares, par value $0.01 per share (the "GMR Shares"), of General Maritime Corporation, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the GMR Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the GMR Shares;

c.
the 92,000 common shares, par value $0.01 per share (the "Baltic Shares"), of Baltic Trading Limited, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Baltic Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Baltic Shares;

d.
the 3,651,610 common shares, par value $0.01 per share (the "Genco Shares"), of Genco Shipping and Trading Limited, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Genco Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Genco Shares;

e.
the 123,626 warrants to purchase ordinary shares, par value $0.001 per share (the "China Hydroelectric Warrants") of China Hydroelectric Corporation, a corporation organized and existing under the laws of the Cayman Islands, and any certificates or other documents representing the China Hydroelectric Warrants, and all ordinary shares, dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for the exercise of any or all of the China Hydroelectric Warrants; and

f.
the 71,918 common shares, par value $0.001 per share (the "Cross Canyon Shares"), of Cross Canyon Energy Corp., a corporation organized and existing under the laws of the State of Nevada, and any certificates representing the Cross Canyon Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Cross Canyon Shares.